                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                            MERCATOR SOFTWARE, INC.
                                       AT

                          $3.00 NET PER SHARE IN CASH
                                       BY

                         ASCENTIAL SOFTWARE CORPORATION
                      THROUGH ITS WHOLLY OWNED SUBSIDIARY

                         GREEK ACQUISITION CORPORATION

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MONDAY, SEPTEMBER 8, 2003 UNLESS THE OFFER IS EXTENDED. SHARES
        WHICH ARE TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY
                       TIME PRIOR TO THE EXPIRATION DATE.

     THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF AUGUST 2, 2003, BY AND AMONG ASCENTIAL SOFTWARE CORPORATION ("ASCENTIAL"), GREEK ACQUISITION CORPORATION ("PURCHASER," "WE" OR "US") AND MERCATOR SOFTWARE, INC. (THE "COMPANY"). THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER, THE MERGER AGREEMENT AND THE MERGER AND HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH, WHEN ADDED TO THE SHARES BENEFICIALLY OWNED BY ASCENTIAL OR PURCHASER, IF ANY, REPRESENTS AT LEAST FIFTY-ONE PERCENT OF THE SHARES OF THE COMPANY'S COMMON STOCK ON A FULLY DILUTED BASIS ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER. THE OFFER IS ALSO SUBJECT TO THE OTHER CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE (THE "OFFER TO PURCHASE"). SEE
SECTION 14.

                                   IMPORTANT

     Any stockholder who desires to tender all or any portion of such stockholder's Shares (as defined herein) should either (i) complete and sign the enclosed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Shares to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3 -- "Procedure for Tendering Shares" of this Offer to Purchase or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares.

     Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 -- "Procedure for Tendering Shares" of this Offer to Purchase.

     Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent. A stockholder also may contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                             ---------------------

                      THE DEALER MANAGER FOR THE OFFER IS:

                            BEAR, STEARNS & CO. INC.

August 8, 2003

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
SUMMARY TERM SHEET.....................................................................    ii
INTRODUCTION...........................................................................     1
THE OFFER..............................................................................     3
   1.  Terms of the Offer..............................................................     3
   2.  Acceptance for Payment and Payment..............................................     4
   3.  Procedure for Tendering Shares..................................................     5
   4.  Withdrawal Rights...............................................................     8
   5.  Certain U.S. Federal Income Tax Consequences....................................     9
   6.  Price Range of the Shares; Dividends on the Shares..............................    10
   7.  Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act
       Registration; Margin Regulations................................................    10
   8.  Certain Information Concerning the Company......................................    11
   9.  Certain Information Concerning Ascential and Purchaser..........................    12
  10.  Source and Amount of Funds......................................................    13
  11.  Background of the Offer; Purpose of the Offer and the Merger; The Merger
       Agreement and Certain Other Agreements..........................................    13
  12.  Plans for the Company; Other Matters............................................    27
  13.  Dividends and Distributions.....................................................    29
  14.  Conditions to the Offer.........................................................    29
  15.  Certain Legal Matters...........................................................    31
  16.  Fees and Expenses...............................................................    33
  17.  Miscellaneous...................................................................    33
Schedule I                 Information Concerning Directors and
                           Executive Officers of Purchaser and Ascential...............    35

                               SUMMARY TERM SHEET

     Ascential, through its wholly owned subsidiary, Greek Acquisition Corporation, is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Mercator Software, Inc. for $3.00 per share in cash, net to the stockholder with no interest thereon. The following are some of the questions you, as a stockholder of the Company, may have and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete, and it may not contain all the information that is important to you.

WHO IS OFFERING TO BUY MY SHARES?

     We are a wholly owned subsidiary of Ascential, a corporation organized under the laws of Delaware. Our name is Greek Acquisition Corporation and we are a Delaware corporation formed for the purpose of making a tender offer for all of the common stock of the Company. See "Introduction" and Section 9 -- "Certain Information Concerning Ascential and Purchaser."

WHAT SHARES ARE BEING SOUGHT IN THE OFFER?

     We are seeking to purchase all of the outstanding common stock of Mercator Software, Inc. See "Introduction" and Section 1 -- "Terms of the Offer."

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

     We are offering to pay $3.00 per share, net to you, in cash without interest thereon. If you are a registered record holder and you tender your shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. See "Introduction" and Section 1 -- "Terms of the Offer."

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     To finance the purchase, Ascential will provide Purchaser with the funds required to pay for the shares and related expenses from Ascential's working capital. The Offer is not contingent on obtaining new sources of financing. See
Section 10 -- "Source and Amount of Funds."

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

     The Offer is not subject to any financing condition. Because the form of payment consists solely of cash and all of the funding which will be needed will come from Ascential's working capital, we do not think our financial condition is relevant to your decision as to whether to tender in the Offer. Pursuant to the merger agreement, Ascential has agreed to provide us with funds necessary to consummate the Offer and the merger.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

     You will have at least until 11:59 P.M., New York City time, on Monday, September 8, 2003, to decide whether to tender your shares in the Offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section
1 -- "Terms of the Offer" and Section 3 -- "Procedures for Tendering Shares."

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

     Subject to the terms of the merger agreement, we can extend the Offer without the Company's consent as follows:

  -- if all conditions to the Offer have not been satisfied or waived, we may from time to time extend the Offer three times for a period of ten business days each;

  -- if, immediately prior to the expiration date of the Offer (as it may be extended), the shares of common stock of the Company tendered and not withdrawn constitute less than 90% of the outstanding shares of

     Company's common stock (on a fully diluted basis), Purchaser may extend the Offer, on one or more occasions, for an aggregate period of not more than ten business days; provided that if all conditions to the Offer have been satisfied we cannot extend beyond September 15, 2003;

  -- in addition, we may extend the Offer for any reason for up to two business days; provided that no more than three such extensions are permitted and provided that if all conditions to the Offer have been satisfied we cannot extend the Offer beyond September 15, 2003; and

  -- we may elect to provide a 'subsequent offering period' for the Offer. A
     'subsequent offering period', if one is included, will be an additional period of time beginning after we have purchased shares tendered during the Offer, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to include a 'subsequent offering period', although we reserve the right to do so.

See Section 1 -- "Terms of the Offer."

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

     If we extend the Offer, we will make a public announcement of the extension, no later than 9:00 A.M., New York City time, on the day after the day on which the Offer was scheduled to expire.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

     - We are not obligated to purchase any shares unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents at least 51% of the outstanding shares of the Company's common stock on a fully diluted basis (the "Minimum Condition").

     - We are not obligated to purchase any tendered shares if there has been a material adverse effect on the Company or an event or circumstance that could reasonably be likely to result in a material adverse effect on the Company.

     - We are not obligated to purchase any tendered shares if the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has not expired or been terminated.

     - The Offer is also subject to a number of other conditions. See Section 14 -- "Conditions to the Offer."

HOW DO I TENDER MY SHARES?

     If you hold your shares in your own name, you tender your shares by:

     - completing the enclosed Letter of Transmittal, and

     - delivering your stock certificates along with the Letter of Transmittal to the Depositary in the enclosed envelope.

     If your stock certificates are not immediately available, see the guaranteed delivery procedures at page 6.

     If your shares are held in the name of your broker, dealer, commercial bank, trust company or other nominee, you must instruct your nominee to tender your shares on your behalf by completing the form sent to you by the nominee and returning the form to it. See Section 3 -- "Procedures for Tendering Shares."

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You can withdraw shares at any time until the offer has expired and, if we have not agreed to accept your shares for payment by October 6, 2003, you can withdraw them at any time after such date until we accept shares for payment. This right to withdraw will not apply to any 'subsequent offering period', if one is included. See Section 1 -- "Terms of the Offer" and Section
4 -- "Withdrawal Rights."

WHAT IS THE PROCEDURE FOR WITHDRAWING TENDERED SHARES?

     For as long as you still have a right to withdraw the tendered shares, you may withdraw tendered shares by sending a written or facsimile transmission notice of withdrawal to the Depositary if your shares are held in your name or to your broker, dealer, commercial bank, trust company or other nominee if they are held in its name. In general, in order for the notice to be effective, notice of the withdrawal must be received by the Depositary prior to the expiration of the Offer. See Section 1 -- "Terms of the Offer" and Section 4 -- "Withdrawal Rights."

WHAT DOES THE COMPANY'S BOARD OF DIRECTORS THINK OF THE OFFER?

     We are making the Offer pursuant to a merger agreement among us, Ascential and the Company. The Company's board of directors unanimously approved and adopted the merger agreement, the Offer and our proposed merger with the Company. The board of directors of the Company has determined that the Offer and the merger are advisable, fair to and in the best interest of the Company and its stockholders and unanimously recommends that stockholders tender their shares in the Offer. The factors considered by the board of directors of the Company in arriving at its decision to approve and adopt the merger agreement, the Offer, and the merger are described in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission (the "Commission") and is being mailed to Company stockholders together herewith. See -- "Introduction."

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE COMPANY SHARES ARE NOT TENDERED IN THE OFFER?

     If we accept for payment and pay for shares tendered in the Offer, subject to the terms and conditions of the merger agreement, we expect to be merged with and into the Company. The Company will be the surviving corporation and will become a wholly owned subsidiary of Ascential. In the merger, stockholders who did not tender their shares will receive $3.00 per share in cash (or any other higher price per share which is paid in the Offer) in exchange for their shares without any interest thereon. If shares tendered in the Offer constitute more than 90% of the outstanding shares of the Company's common stock, we may be able to effect the merger without convening a meeting of stockholders. We may not, without the Company's consent, waive the Minimum Condition. See Section
11 -- "The Merger Agreement and Certain Other Agreements" and Section
12 -- "Plans for the Company."

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AND THE MERGER AFFECT MY SHARES?

     If you don't tender your shares and the merger described above takes place, your shares will be cancelled. Unless you exercise dissenters' rights under Delaware law (see page 29), you will receive the same amount of cash per share without interest thereon which you would have received had you tendered your shares in the Offer. Therefore, if we accept shares in the Offer and the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. If we accept shares for payment pursuant to the Offer and one of the conditions to the merger is not satisfied and the merger does not take place, the number of stockholders and the number of shares of Company common stock which are still in the hands of the public may be so small that there may no longer will be an active public trading market (or, possibly, any public trading market) for the Company common stock. Also, the shares may no longer be eligible to be traded on the Nasdaq National Market or any other stock market, and the Company may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See Section
7 -- "Effect of the Offer on the Market for Shares."

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

     On August 1, 2003, the last trading day before the Company and Ascential announced that they had signed the merger agreement, the high and low sale prices of the shares reported on the Nasdaq National Market were $2.74 and $2.24 per share, respectively, and the shares' trailing average price for the last

12 months was $1.38. We advise you to obtain a recent quotation for shares of the Company in deciding whether to tender your shares. See Section 6 -- "Price Range of the Shares."

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF TENDERING SHARES?

     The receipt of cash for shares pursuant to the Offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state and local income tax purposes as well. In general, a stockholder who receives cash for tendered shares pursuant to the Offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the shares sold pursuant to the Offer or exchanged for cash pursuant to the merger. If the shares tendered or exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income rates. Because individual circumstances may differ, you should consult your tax advisor to determine the particular tax effects to you. See
Section 5 -- "Certain U.S. Federal Income Tax Consequences."

WHOM CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

     You can call Innisfree M&A Incorporated at (888) 750-5834 (toll free). Innisfree M&A Incorporated is acting as the information agent for our tender offer. See the back cover of this offer to purchase.

To the Holders of Common Stock of
Mercator Software, Inc.

                                  INTRODUCTION

     Ascential Software Corporation, a Delaware corporation, through its wholly owned subsidiary, Greek Acquisition Corporation, a Delaware corporation, hereby offers to purchase all outstanding shares of common stock, par value $0.01 per share, of Mercator Software, Inc., a Delaware corporation, together with the associated preferred stock purchase rights (such shares, together with such rights, the "Shares") at a price of $3.00 per Share (the "Offer Price"), net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer."

     Tendering stockholders of record who tender Shares directly will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by us pursuant to the Offer. Stockholders who hold their Shares through a bank or broker should check with such institution as to whether they charge any service fees. Purchaser will not pay such service fees. Purchaser will pay all fees and expenses of The Bank of New York, as depositary (the "Depositary"), Bear, Stearns & Co. Inc., as dealer manager (the "Dealer Manager") and Innisfree M&A Incorporated, as information agent (the "Information Agent"), incurred in connection with the Offer and in accordance with the terms of the agreements entered into between Purchaser and/or Ascential and each such person. See Section 16 -- "Fees and Expenses."

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 2, 2003, by and among Ascential, Purchaser and the Company. Pursuant to the merger agreement and subject to the Delaware General Corporation Law (the "DGCL"), as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions to the merger, Purchaser will be merged with and into the Company and the separate corporate existence of Purchaser will thereupon cease. The merger, as effected pursuant to the immediately preceding sentence, is referred to as the "merger," and the Company, as the surviving corporation of the merger, is sometimes referred to as the "Surviving Corporation." At the effective time of the merger, each Share then outstanding (other than any Shares held by Ascential, Purchaser, the Company or their respective subsidiaries, and Shares held by stockholders who properly perfect their dissenters' rights under the DGCL) will be cancelled and converted into the right to receive $3.00 in cash (or any higher price per Share paid in the Offer), without interest thereon. The merger agreement is more fully described in Section 11 -- "The Merger Agreement."

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The factors considered by the Board of Directors of the Company in arriving at its decision to approve the merger agreement, the Offer, and the merger are described in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") which has been filed with the Securities and Exchange Commission and is being mailed to holders of Shares herewith.

     J.P. Morgan Securities Inc. ("JP Morgan") has delivered to the Company's Board of Directors its opinion, dated as of August 2, 2003, to the effect that, as of such date and based upon and subject to certain assumptions and matters stated therein, the consideration to be received in the Offer and the merger by the holders of Shares pursuant to the Offer and the merger is fair, from a financial point of view, to such holders. A copy of the opinion, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken, is attached as an exhibit to the Schedule 14D-9. Holders of Shares are urged to read the Schedule 14D-9 and JP Morgan's opinion carefully.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION
1 -- "TERMS OF THE OFFER") THAT NUMBER OF SHARES WHICH, WHEN ADDED TO THE SHARES BENEFICIALLY OWNED BY ASCENTIAL OR PURCHASER (IF ANY), REPRESENTS AT LEAST FIFTY-ONE PERCENT OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS ON THE DATE WE ACCEPT SHARES FOR PAYMENT. THE OFFER IS ALSO SUBJECT TO THE OTHER CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. SEE SECTION 14 -- "CONDITIONS TO THE OFFER."

     The Company has informed the Purchaser that, as of July 31, 2003, there were: (a) 35,266,939 Shares issued and outstanding; (b) 11,332,346 Shares subject to outstanding options to purchase Shares from the Company; and (c) 1,133,119 Shares subject to warrants. Based upon the foregoing and assuming that no Shares, options or warrants are otherwise issued after July 31, 2003, the Minimum Condition will be satisfied if at least 24,343,526 Shares are validly tendered and not withdrawn prior to the expiration of the Offer. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of fully diluted shares on the date that the Offer is scheduled to expire. Pursuant to the merger agreement, we may not waive the Minimum Condition without the Company's consent. If we accept for payment Shares tendered pursuant to the Offer we will be able to designate a number of directors to the Company's Board of Directors so that our designees constitute the same portion of the Board of Directors as our percentage of the outstanding Shares of the Company, rounded up to the next whole number. If we accept payment shares tendered pursuant to the Offer which constitutes more than 50% of the outstanding shares, we will also be able to effect the merger without the affirmative vote of any other stockholder of the Company. In addition, if following the Offer we own more than 90% of the outstanding Shares, we will be able to effect the merger without convening a meeting of stockholders. See
Section 12 -- "Plans for the Company."

     Ascential and Purchaser have entered into a Stock Tender Agreement, dated as of August 2, 2003, with the directors and certain executive and other officers (the "Individuals") who are stockholders of the Company or holders of options to purchase Shares and who collectively own 2,107,706 Shares and 3,802,428 options to purchase Shares. The Shares owned by such individuals represent approximately 6% of the outstanding Shares. Pursuant to the Stock Tender Agreement, those Individuals have agreed to tender their Shares pursuant to the Offer, to grant us an option to purchase such shares under certain circumstances, and to grant us an irrevocable proxy with respect to the voting of such Shares. See Section 11 -- "Stock Tender Agreement."

     Ascential, Purchaser and the Company have entered into a Common Stock Option Agreement, dated as of August 2, 2003. Pursuant to the option agreement, the Company granted us an option to purchase Shares constituting up to 19.99% of the then outstanding Shares if we have accepted Shares for payment pursuant to the Offer and if following such exercise, we would own more than 90% of the then outstanding Shares.

     Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the merger are described in Section 5.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                   THE OFFER

1.  TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the expiration date and not properly withdrawn in accordance with Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 11:59 p.m., New York City time, on Monday, September 8, 2003, unless and until we, in accordance with the terms of the merger agreement, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by us, shall expire.

     The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 14 -- "Conditions to the Offer." If such conditions are not satisfied prior to the Expiration Date, Purchaser reserves the right, subject to the terms of the merger agreement and subject to the applicable rules and regulations of the Commission, to (i) decline to purchase any Shares tendered in the Offer and terminate the Offer and return all tendered Shares to the tendering stockholders, (ii) waive any or all conditions to the Offer and, to the extent permitted by applicable law, purchase all Shares validly tendered and not withdrawn, (iii) subject to the conditions summarized below, extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain all Shares which have been validly tendered and not withdrawn during the period or periods for which the Offer is extended or (iv) subject to the following sentence, modify the terms of the Offer. The merger agreement provides that without the written consent of the Company, we will not reduce the Offer Price, reduce the number of Shares subject to the Offer, waive the Minimum Condition, change the form of consideration to be paid in the Offer, or modify or add conditions to the Offer which otherwise adversely affect the holders of the Shares or, except as described below, extend the Expiration Date of the Offer.

     If, on the initial scheduled Expiration Date of the Offer, all conditions to the Offer have not been satisfied or waived, we may, without the consent of the Company, extend the expiration date of the Offer up to three times for periods of ten business days each. In addition, if, immediately prior to the Expiration Date, the Shares tendered and not withdrawn pursuant to the Offer constitute less than 90% of the outstanding Shares, we may extend the Offer for a period not to exceed ten business days, notwithstanding that all conditions to the Offer are satisfied as of the Expiration Date, but not beyond September 15, 2003. We may also extend the Expiration Date for any reason on up to three occasions for up to two business days each, provided that if all the conditions to the Offer have been met, we cannot extend the Offer beyond September 15, 2003. In addition, Purchaser may increase the amount it offers to pay for Shares in the Offer (but is not obligated to do so), and the Offer may be extended to the extent required by law in connection with such increase.

     Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, and in the case of an extension the announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act. Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service.

     If we extend the Offer, or if we (whether before or after our acceptance for payment of Shares) are delayed in our purchase of, or payment for, Shares or are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4 -- "Withdrawal Rights." However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-l(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

     If we make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders.

     Pursuant to Rule 14d-11 under the Exchange Act, we may, subject to certain conditions, elect to provide a subsequent offering period from three business days up to 20 business days in length following the expiration of the Offer on the Expiration Date and acceptance for payment of the Shares tendered in the Offer (a "Subsequent Offering Period"). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. A Subsequent Offering Period, if one is included, is not an extension of the Offer, which already will have been completed.

     During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights and the Purchaser will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. Rule 14d-11 provides that the Purchaser may provide a Subsequent Offering Period so long as, among other things, (i) the initial 20 business day period of the Offer has expired, (ii) the Purchaser offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial Offer, (iii) the Purchaser immediately accepts and promptly pays for all securities tendered during the Offer prior to its expiration, (iv) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period and
(v) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. In the event the Purchaser elects to include a Subsequent Offering Period, it will make a public announcement of the election no later than 9:00 a.m. New York City time, on the next business day following the Expiration Date of the Offer.

     ALTHOUGH THE PURCHASER DOES NOT CURRENTLY INTEND TO INCLUDE A SUBSEQUENT OFFERING PERIOD IN THE OFFER, IT RESERVES THE RIGHT TO DO SO IN ITS SOLE DISCRETION. PURSUANT TO RULE 14D-7 UNDER THE EXCHANGE ACT, NO WITHDRAWAL RIGHTS APPLY TO SHARES TENDERED DURING A SUBSEQUENT OFFERING PERIOD AND NO WITHDRAWAL RIGHTS APPLY DURING THE SUBSEQUENT OFFERING PERIOD WITH RESPECT TO SHARES TENDERED IN THE OFFER AND ACCEPTED FOR PAYMENT. THE SAME CONSIDERATION WILL BE PAID TO STOCKHOLDERS TENDERING SHARES IN THE OFFER OR IN A SUBSEQUENT OFFERING PERIOD, IF ONE IS INCLUDED.

     The Company has provided us with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by us to record holders of Shares and will be furnished by us to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares. If the Company's lists include beneficial owners, the Offer to Purchase and related Letter of Transmittal will be mailed to beneficial owners.

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT

     Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and will pay, promptly after the Expiration Date, for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 4 -- "Withdrawal Rights."

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a timely Book-Entry Confirmation (as defined below) with respect thereto), (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as described in Section 3 -- "Procedure for Tendering Shares," below), and (iii) any other documents required by the Letter of Transmittal. The per Share consideration paid to any holder of Shares pursuant to the Offer will be the highest per Share consideration paid to any other holder of such Shares pursuant to the Offer.

     We reserve the right, in our sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply with any applicable law including the Hart-Scott-Rodino Antitrust Improvements Act. If we are delayed in our acceptance for payment of, or payment for, Shares or are unable to accept for payment, or pay for, Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer (including such rights as are set forth in Sections 1 -- "Terms of the Offer" and 14 -- "Conditions to the Offer," but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in
Section 4 -- "Withdrawal Rights."

     For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to us and not withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to tendering stockholders.

     UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE TO BE PAID BY US FOR THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted representing more Shares than are tendered, certificates evidencing Shares not tendered or not accepted for purchase will be returned to the tendering stockholder, or such other person as the tendering stockholder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. In the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility (as described below) pursuant to the procedures set forth in Section 3 -- "Procedure for Tendering Shares," such shares will be credited to such account maintained at the Book-Entry Transfer Facility as the tendering stockholder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. If no such instructions are given with respect to Shares delivered by book-entry transfer, any such shares not tendered or not purchased will be returned by crediting the account at the Book-Entry Transfer Facility designated in the Letter of Transmittal as the account from which such Shares were delivered.

     We reserve the right to transfer or assign, in whole or in part, to Ascential or to any direct or indirect wholly owned subsidiary of Ascential, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve our obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.  PROCEDURE FOR TENDERING SHARES

     Valid Tender. For Shares to be validly tendered pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or in the case of a book-entry transfer, an Agent's Message (as described below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or prior to the expiration of any Subsequent Offering Period, and either certificates for tendered Shares must be received by the Depositary at one of such addresses or such Shares must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) received by the Depositary), in each case prior to the Expiration

Date or prior to the expiration of any Subsequent Offering Period or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH A BOOK-ENTRY TRANSFER FACILITY (AS DESCRIBED BELOW), IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION) TOGETHER WITH ANY REQUIRED DOCUMENTS. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as described below), and any other required documents must be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this section, includes any participant in the Book Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) which is a participant in good standing in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution" and, collectively, "Eligible Institutions"). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for Shares not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered certificates for such Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instruction 5 to the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected if all the following conditions are met:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date or prior to the expiration of any Subsequent Offering Period; and

          (iii) the certificates for (or a Book-Entry Confirmation with respect to) such Shares, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the Nasdaq National Market, operated by the National Association of Securities Dealers, Inc. (the "NASD"), is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     Upon the acceptance of Shares for payment pursuant to the Offer, the valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

     Appointment. By executing the Letter of Transmittal as set forth above (including delivery through an Agent's Message), each tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder's attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser, and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after August 8, 2003. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if, as and when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder and, if given, will not be deemed effective. The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company's stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or the acceptance for payment of which, or payment for which, may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, subject to the provisions of the merger agreement, to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, Ascential, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the merger agreement, Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Backup Withholding. In order to avoid "backup withholding" of U.S. federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide such stockholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding at a rate equal to the fourth lowest rate applicable to ordinary income of unmarried individuals (under current law, the backup withholding rate is 28%). All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a matter satisfactory to the Purchaser and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign stockholders should complete and sign the main signature form and a Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

4.  WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after October 6, 2003.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary, and unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in Section 3 -- "Procedure for Tendering Shares," any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures.

     Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered again by following one of the procedures described in Section 3 -- "Procedure for Tendering Shares" any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, Ascential, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     In the event the Purchaser provides a Subsequent Offering Period following the Expiration Date, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

5.  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for U.S. federal income tax purposes, a tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer or the merger and the stockholder's aggregate adjusted tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer or converted into cash in the merger, as the case may be. Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer or converted into cash in the merger, as the case may be.

     If tendered Shares are held by a tendering stockholder as capital assets, gain or loss recognized by such stockholder will be capital gain or loss, which will be long-term capital gain or loss if such stockholder's holding period for the Shares exceeds one year. In the case of a tendering noncorporate stockholder, long-term capital gains will generally be eligible for a maximum U.S. federal income tax rate of 15%. In addition, there are limits on the deductibility of capital losses.

     A stockholder (other than certain exempt stockholders including, among others, all corporations and certain foreign individuals) that tenders Shares may be subject to backup withholding at a rate equal to the fourth lowest rate applicable to ordinary income of unmarried individuals (under current law, the backup withholding rate is 28%) unless the stockholder provides its TIN and certifies under penalties of perjury that such TIN is correct (or properly certifies that it is awaiting a TIN) and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding may be subject to a penalty imposed by the IRS. See "Backup Withholding" under Section 3 -- "Procedure for Tendering Shares." Each stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.

     If backup withholding applies to a stockholder, the Depositary is required to withhold from payments to such stockholder at a rate equal to the fourth lowest rate applicable to ordinary income of unmarried individuals (under current law, the backup withholding rate is 28%). Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder by filing a U.S. federal income tax return.

     The foregoing summary is based on the Code, regulations promulgated thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. The foregoing summary does not address all of the U.S. federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances or to stockholders who are subject to special rules, such as non-U.S. persons, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, mutual funds, pass-through entities and investors in such entities, stockholders who hold their Shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction, or stockholders who acquired their Shares upon the exercise of employee stock options or otherwise as compensation.

     THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND IS BASED ON THE LAW IN EFFECT ON THE DATE HEREOF. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER AND THE MERGER.

6.  PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

     The Shares are traded through the Nasdaq National Market under the symbol MCTR. The following table sets forth, for each of the fiscal quarters indicated, the high and low reported sales price per Share on the Nasdaq National Market.

MERCATOR SOFTWARE, INC.

                                                               HIGH      LOW
                                                              -------   -----
Year Ended December 31, 2001
  First Quarter.............................................  $ 12.19   $3.25
  Second Quarter............................................  $  3.75   $1.40
  Third Quarter.............................................  $  2.47   $0.95
  Fourth Quarter............................................  $  9.44   $1.09
Year Ending December 31, 2002
  First Quarter.............................................  $ 10.15   $3.91
  Second Quarter............................................  $  5.65   $1.38
  Third Quarter.............................................  $  1.97   $1.09
  Fourth Quarter............................................  $  1.42   $0.54
Year Ending December 31, 2003
  First Quarter.............................................  $  1.92   $0.90
  Second Quarter............................................  $  1.85   $1.26
  Third Quarter (through August 6, 2003)....................  $  2.97   $1.46

     On August 1, 2003, the last full trading day prior to the public announcement of the execution of the merger agreement by the Company, Ascential and Purchaser, the high and low sale prices of the Shares on the Nasdaq National Market were $2.74 and 2.24 per Share, respectively. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     The Company did not declare or pay any cash dividends during any of the periods indicated in the above table. Under the terms of the merger agreement, the Company is not permitted to declare, set aside or pay dividends with respect to the Shares without the prior written consent of Ascential.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS

     Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or the marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the Offer Price.

     Nasdaq Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued inclusion in the Nasdaq National Market, which requires, for continued listing, that there be at least 750,000 shares publicly held by at least 400 round lot holders, with a market value of at least $5,000,000. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered as being publicly held for this purpose. If the Nasdaq National Market were to cease to publish quotations for the Shares, it is possible that the Shares would continue to trade in the over-the-counter market and that prices or other quotations would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act (as described below) and other factors.

     Exchange Act Registration. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Shares are not held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of the Company subject to registration, would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Company. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated.

     Purchaser may seek delisting of the Shares from the Nasdaq National Market and the termination of the registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If the Nasdaq National Market listing and the Exchange Act registration of the Shares are not terminated prior to the merger, then the Shares will be delisted from the Nasdaq National Market and the registration of the Shares under the Exchange Act will be terminated following the consummation of the merger.

     Margin Regulations. The Shares presently are "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding stock exchange listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute "margin securities."

8.  CERTAIN INFORMATION CONCERNING THE COMPANY

     General. The information concerning the Company contained in this Offer to Purchase, including that set forth below under the caption "Selected Financial Information," has been furnished by Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Neither Ascential nor Purchaser assumes responsibility for the accuracy or completeness of the information concerning Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to us or to Ascential.

     The Company provides business integration software solutions to global enterprises. Its business integration solutions are designed to help customers link technologies and transactions throughout the extended enterprise and with external business partners in order to achieve improved speed, flexibility, efficiency and return on investment in existing technology. Its solutions are designed to allow its customers to integrate disparate enterprise technologies, such as legacy applications, enterprise resource planning, customer relations management and supply chain management applications including electronic data interchange, to promote efficient transactions and exchange of business information in the form of electronic data within an enterprise and externally among its customers, suppliers and business partners. The Company is a Delaware corporation with its principal executive office at 45 Danbury Road, Wilton, CT, 06897. The telephone number of the Company at that address is (203) 761-8600.

     Selected Financial Information. Set forth below is certain selected consolidated financial information with respect to the Company, derived from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and its Quarterly Report on Form 10-Q for the three month period ended March 31, 2003, each as filed with the Commission pursuant to the Exchange Act.

     More comprehensive financial information is included in the reports and in other documents filed by the Company with the Commission. The following summary is qualified in its entirety by reference to such reports and all of the financial information (including any related notes) contained therein. Such reports may be inspected and copies may be obtained from the Commission in the manner set forth below.

                            MERCATOR SOFTWARE, INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                         THREE MONTHS ENDED                       YEARS ENDED
                                   -------------------------------   -------------------------------------
                                     MARCH 31,        MARCH 31,        DECEMBER 31,        DECEMBER 31,
                                        2003             2002              2002                2001
                                   --------------   --------------   -----------------   -----------------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenues.......................     $ 23,009         $ 27,412          $111,930            $128,820
  Operating Loss.................       (4,461)          (5,716)          (27,150)            (59,521)
  Net Loss.......................       (4,297)          (6,113)          (29,408)            (63,460)
  Net Loss per share.............        (0.12)           (0.18)            (0.86)              (2.08)
BALANCE SHEET DATA:
  Current Assets.................       45,198           51,210            55,918              60,223
  Total Assets...................      103,614          116,033           115,729             126,978
  Current Liabilities............       48,658           45,919            55,297              50,978
  Long-term Debt.................        7,217              489             7,928                 501
  Total Stockholders' Equity.....       38,241           63,268            42,001              69,080

     Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to the Company that have been filed via the EDGAR System.

9.  CERTAIN INFORMATION CONCERNING ASCENTIAL AND PURCHASER

     Ascential and Purchaser. Ascential is a Delaware corporation whose principal executive offices are located at 50 Washington Street, Westborough, Massachusetts 01581. Its telephone number at that location is (508) 366-3888. Its principal business is the supply of data integration solutions to the Global 2000 and other large organizations.

     Purchaser is a newly organized Delaware corporation formed in connection with the Offer and the merger and has not carried on any activities other than in connection with the Offer and the merger. All of the outstanding capital stock of Purchaser is owned by Ascential. Until immediately prior to the time Purchaser acquires Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the merger. Its principal office is located at 50 Washington Street, Westborough, Massachusetts 01581. Purchaser's telephone number is (508) 366-3888.

     For certain information concerning executive officers and directors of Ascential and Purchaser, see Schedule I.

     Except as set forth in this Offer to Purchase, neither Purchaser nor Ascential nor, to the best of Purchaser's and Ascential's knowledge, of any of the persons or entities listed on Schedule I, nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares, and neither Ascential nor we, nor, to the best of our knowledge, any of the persons or entities listed on Schedule I, has effected any transaction in the Shares during the past sixty days.

     Except as set forth in Section 11 -- "Background of the Offer," neither Ascential nor Purchaser nor any of our respective subsidiaries, nor, to the best of our knowledge, any of the persons or entities listed on Schedule I, has had any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that would be required to be reported under the rules of the Commission. Except as set forth in Section 11
-- "Background of the Offer," during the past two years there have been no negotiations, transactions, or material contacts between either Ascential or Purchaser, any of our respective subsidiaries or, to the best of our knowledge, any of the persons or entities listed on Schedule I, and the Company or its affiliates concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

10.  SOURCE AND AMOUNT OF FUNDS

     The Offer is not conditioned upon any financing arrangements. The total amount of funds required by us to purchase all of the currently issued and outstanding Shares is estimated to be approximately $106 million. We will obtain all such funds from Ascential in the form of capital contributions and/or loans. Pursuant to the merger agreement, Ascential will make available to us sufficient funds to consummate the Offer. Ascential will provide such funds through available cash on hand.

11. BACKGROUND OF THE OFFER; PURPOSE OF THE OFFER AND THE MERGER; THE MERGER AGREEMENT AND CERTAIN OTHER AGREEMENTS

  Background of the Offer

     The following information was prepared by Ascential and the Company. Information about the Company was provided by the Company, and neither Ascential nor Purchaser takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Ascential or its representatives did not participate.

     Ascential approached the Company regarding a possible business partnership at the end of 2001. Preliminary discussions between representatives of the Company and Ascential were held in January and February of 2002 regarding their respective product suites, capabilities and technologies. At that time, the parties mutually determined not to proceed with any further discussions.

     During December 2002, representatives of Strategic Software Holdings, LLC ("SSH"), a company that had acquired 2,000,000 Shares during the prior month, had several conversations with the Company's management and verbally indicated that SSH was interested in acquiring 51% of the Shares. On March 14, 2003, SSH nominated a slate of seven directors to replace the seven members of the board of directors of the Company (the "Company Board"). During the ensuing proxy contest, several members of the Company Board discussed the possibility of more aggressively exploring the Company's strategic alternatives in order to improve the return for its stockholders. On March 31, 2003, SSH submitted a proposal directly to the Company Board purporting to contain an offer, subject to, among other things, receipt of financing, pursuant to which SSH would acquire all of the outstanding Shares not already owned by SSH for $2.17 per share in cash. At a meeting on April 3, 2003, the Board considered the proposal made by Mr. Bienvenu of SSH. After discussion and presentations from Jenkens & Gilchrist Parker Chapin LLP, the Company's legal counsel

("Jenkens & Gilchrist"), and JP Morgan, the Company Board unanimously determined that the proposal by SSH was not in the best interests of its stockholders.

     On April 7, 2003, Messrs. Sisco, Stevens (two of the Company's directors), King (the Company's Chief Executive Officer), Hall (the Company's Executive Vice President, Chief Financial Officer and Treasurer), and Goret, (the Company's General Counsel), met at the offices of JP Morgan with representatives of JP Morgan and Jenkens & Gilchrist. The participants in the meeting discussed a process in which JP Morgan would solicit indications of interest from third parties who might be interested in acquiring the Company, discussed a preliminary list of third parties to be contacted and reviewed strategic issues involved in managing the process. At a meeting on April 8, 2003, the Board considered the process reviewed by Messrs. Sisco, Stevens, Hall and Goret during the previous day.

     During the week of April 7, JP Morgan initiated a program to contact third parties that could be interested in acquiring Mercator. On that date, JP Morgan contacted Mr. McBride, Ascential's Chief Financial Officer, regarding a possible transaction between Ascential and the Company. JP Morgan eventually contacted 17 third parties, nine of whom executed non-disclosure agreements. On April 11, Mr. Gyenes, Ascential's Chief Executive Officer, spoke with Mr. King regarding the possibility of Ascential purchasing the Company.

     On April 17, the Company and SSH entered into a settlement agreement pursuant to which, among other things, SSH agreed to support (and the members of the SSH group agreed to vote all of their Shares in favor of) the Company's slate of seven nominees standing for election as directors at its 2003 annual meeting. Under the settlement agreement, SSH also agreed to certain "standstill" restrictions until January 15, 2004. These restrictions prevent the members of the SSH group from, among other things: (i) attempting to gain control of the Board; (ii) making any "hostile" proposals to acquire the Company; and (iii) subject to certain agreed-upon exceptions, selling any Shares.

     On April 28, Bear Stearns, Ascential's financial advisor, executed a confidentiality agreement on behalf of Ascential, and on the following day Ascential and Bear Stearns received a package containing information with respect to the Company.

     During the period from April 25 through June 17, seven third parties contacted by JP Morgan received management presentations and had question and answer sessions with the Company's management, including Ascential.

     On May 16, Ascential, the Company and their respective financial advisors held discussions concerning the Company's business at JP Morgan's offices in New York City.

     During the period from April 30 to June 23, JP Morgan received preliminary expressions of interest from Ascential and four other third parties interested in acquiring the Company.

     At a regularly scheduled meeting of the Board of the Company on May 14, representatives of JP Morgan provided the Company's directors with an update of the work that had been completed to date in connection with the solicitation of third parties who might be interested in acquiring the Company.

     From May 16 through July 2, members of the senior management of both Ascential and the Company continued their discussions regarding the Company and the possibility of a transaction.

     At the annual meeting of the Company Board on May 30, representatives of JP Morgan provided the Company's directors with an update of the work that had been completed to date in connection with the solicitation of third parties who might be interested in acquiring the Company.

     On June 9, Ascential presented the Company with a non-binding preliminary indication of interest to purchase the Company at a price per share of between $2.30 and $3.00. Ascential highlighted the fact that additional due diligence investigation would be required.

     On June 12 and 13, senior management from Ascential and the Company met in Westborough, MA for further discussions. The parties' respective financial advisors participated in certain of these discussions. A financial diligence conference call was held on June 25, and other conference calls were held during this time.

     On June 18, JP Morgan received a due diligence request list from Ascential. On June 20, Mr. Gyenes spoke with Mr. Hall regarding Ascential's continued interest in the possibility of a transaction with the Company. Mr. Gyenes said that Ascential would need to conduct additional due diligence in order to determine whether to proceed.

     On June 30, the Company received proposals from Ascential and one other third party seeking to enter into an exclusivity agreement and work toward completing due diligence and signing a definitive agreement

     On July 1, following discussion between JP Morgan and Bear Stearns, Ascential sent the Company a non-binding letter of intent and attached preliminary non-binding term sheet outlining the structure of the transaction as a cash tender offer, as well as the proposed offer price of $3.00 per share, assuming no additional share issuances, and a 30-day exclusivity period beginning on the Company's acceptance of the letter, subject to due diligence and other customary conditions. The parties and their legal and financial advisors had discussions relating to the terms of the proposal and agreed to certain changes in the term sheet on July 2.

     On July 2, the Company Board met telephonically to consider Ascential's proposal to acquire the Company. At the meeting, representatives of JP Morgan reviewed with the Board the financial terms and relative merits of the proposal, as well as the proposal from the other third party, and representatives of Jenkens & Gilchrist spoke about legal aspects of the proposal, as well as the fiduciary duties of the Board under the circumstances. After discussion of the two proposals, the meeting adjourned to provide the directors with an opportunity to review them. Later in the day, the meeting re-convened, and the Company Board determined that Ascential's proposal was superior and approved the letter of intent from Ascential.

     On July 4 and 5, the parties exchanged information on the data needed for Ascential to conduct its review of the Company. Ascential and its legal counsel began further diligence during the week of July 7 in Norwalk, CT. During this time numerous meetings between Ascential's and the Company's respective management took place.

     On July 18, Ascential sent the Company a draft of the merger agreement. Discussions and negotiations regarding the merger agreement, including with respect to the conditions to the closing of the merger, the non-solicitation provisions, the representations and warranties, interim covenants, termination events and the payment of a fee, conditions to the Offer and Ascential's rights to amend or extend the offer, continued through August 2. During this time senior Ascential management and senior members of Company's management met to discuss future synergies and implementation plans for the combined company. Mr. Gyenes also met with certain members of the Company's Board to explain Ascential's plans for the combined company.

     On July 23, Ascential's senior management made a presentation to Ascential's Board of Directors regarding the transaction. Representatives of Skadden, Arps, Slate, Meagher & Flom LLP, Ascential's legal counsel ("Skadden Arps") and Bear Stearns were also present at this meeting.

     On July 25, Ascential presented the Company and certain key members of its executive team with draft agreements and other arrangements for the continued employment of such individuals by Ascential following the transaction as well as non-competition and non-solicitation agreements to be executed by each of the executive officers and certain other employees of the Company.

     During the week of July 28, Ascential sent the Company drafts of the stock tender agreement and option agreement.

     During the week of July 28, Purchaser was incorporated in the State of Delaware.

     On July 30, the Company Board met to consider Ascential's proposal and the latest draft of the merger agreement. The Company Board received a detailed presentation of the financial and legal aspects of the proposed transaction from members of management, Jenkens & Gilchrist and JP Morgan. Messrs. Sisco and Stevens also updated the Company Board. After discussion and without having made any decision, the Company Board agreed that they would re-convene on August 1 in order to formally consider the merger agreement and receive a fairness presentation from JP Morgan.

     On August 1, Ascential's senior management presented the transaction to Ascential's Board of Directors, including a detailed presentation of the financial and legal aspects of the terms of the transaction. Representatives of Skadden Arps and Bear Stearns participated in the meeting. Ascential's Board unanimously approved the merger agreement and the transactions contemplated thereby, subject to management's approval of the final drafts of the agreements. Purchaser's Board of Directors also approved the merger agreement, the merger and the transactions contemplated thereby.

     Also on August 1, the Company held a special meeting of the Company Board. After discussion, which included review of all contacts between JP Morgan and prospective bidders since April, updates regarding the financial and legal aspects of the proposed transaction from members of the Company's management and from Jenkens & Gilchrist, JP Morgan delivered its oral opinion, confirmed in writing, to the effect that, as of that date, the consideration to be received by holders of shares of Shares pursuant to the merger agreement was fair, from a financial point of view, to those holders, and the Company Board unanimously approved the merger agreement and the transactions contemplated thereby (including the Offer and the merger) in all respects and recommended that the Company's stockholders accept the Offer and approve and adopt the merger agreement and the merger.

     On August 2, the parties and their respective legal and financial advisors finalized negotiations relating to the merger agreement, the stock tender agreement and the option agreement.

     On August 4, the parties publicly announced the transaction.

     Purpose of the Offer and the Merger. The purpose of the Offer and the merger is to enable Ascential to acquire control of, and the entire equity interest in, the Company. The Offer is being made pursuant to the merger agreement and is intended to increase the likelihood that the merger will be effected. The purpose of the merger is to acquire all of the outstanding Shares not purchased pursuant to the Offer. The transaction is structured as a merger in order to ensure the acquisition by Ascential of all the outstanding Shares.

     If the merger is consummated, Ascential's common equity interest in the Company would increase to 100% and Ascential would be entitled to all benefits resulting from that interest. These benefits include complete management and control with regard to the future conduct of the Company's business and the right to any increase in its value. Similarly, Ascential will also bear the risk of any losses incurred in the operation of the Company and any decrease in the value of the Company.

     Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company and any right to participate in its earnings and any future growth. If the merger is consummated, non-tendering stockholders will no longer have an equity interest in the Company and instead will have only the right to receive the merger consideration pursuant to the merger agreement or, if they perfect dissenter rights, the amount as determined by the applicable process under Delaware law. See Section 12 -- "Other Matters." Similarly, after selling their Shares in the Offer or the subsequent merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company.

     The primary benefits of the Offer and the merger to the stockholders of the Company are that such stockholders are being afforded an opportunity to sell all of their Shares for cash at a price which represents a premium of approximately 22.4% over the closing market price of the Shares on August 1, 2003, the last full trading day prior to the initial public announcement that the Company, Purchaser and Ascential executed the merger agreement and approximately 117.5% over the stock's trailing average price for the last 12 months from such date.

     The following is a summary of certain provisions of various agreements. This summary is not a complete description of the terms and conditions of these agreements and is qualified in its entirety by reference to the full text of these agreements filed with the Commission as exhibits to the Schedule TO and they are incorporated herein by reference. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the merger agreement. These agreements may be examined, and copies obtained, as set forth in Section 8 of this Offer to Purchase.

MERGER AGREEMENT

     The Offer. The merger agreement provides for the making of the Offer as provided in this Offer to Purchase.

     The Company Board. The merger agreement provides that, upon the purchase of Shares pursuant to the Offer and from time to time thereafter, Ascential will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (including the directors designated by Ascential) multiplied by a fraction, the numerator of which equals the number of Shares beneficially owned by Ascential and its subsidiaries (including us) and the denominator of which equals the total number of Shares then outstanding. The Company shall take such actions as are necessary to cause such persons designated by Ascential to be appointed or elected to the Company Board and shall use its best efforts to secure resignations of such number of its incumbent directors as is necessary to enable Ascential's designees to be so elected or appointed.

     The merger agreement also provides that in the event that Ascential's designees are elected or appointed to the Company Board, until the effective time of the merger, the Company Board shall have at least two directors who are not stockholders or affiliates of Ascential or Purchaser and are otherwise considered independent directors within the meaning of the rules of the Nasdaq Stock Market, Inc. ("Independent Directors"). The Independent Directors shall have the sole power and authority, by a majority vote of such Independent Directors, from the acceptance for payment of Shares pursuant to the Offer and prior to the effective time of the merger, to: (i) amend or terminate the merger agreement by the Company; (ii) exercise or waive any of the Company's rights, benefits or remedies under the merger agreement; or (iii) take any other action under or in connection with the merger agreement if such action materially and adversely affects holders of Shares other than Ascential or Purchaser.

     The Merger. At the effective time of the merger, each Share then issued and outstanding, other than Shares held by (i) Ascential, Purchaser or the Company or their respective subsidiaries, and (ii) stockholders who properly perfect their dissenters' rights under the DGCL, will be converted into the right to receive the Offer Price, without interest. Purchaser will be merged with and into the Company, whereupon the separate existence of Purchaser will cease, and the Company will be the surviving corporation in the merger.

     Options and Warrants. The merger agreement provides that each option issued pursuant to the TSI International Software Ltd. 1997 Directors Stock Option Plan will become fully vested and exercisable and, if not exercised prior to the effective time of the merger, will be cancelled as of such time. All other options to purchase Company stock will automatically convert into an option to purchase Ascential common stock (an "Ascential Option") at the effective time of the merger. With respect to any such Ascential Option, (i) the number of whole shares of Ascential common stock subject to such Ascential Option will be determined by multiplying the number of Shares subject to the option by the Option Exchange Ratio (defined below), rounding any fractional Share down to the nearest whole Share, and (ii) the exercise price per share of such Ascential Option will be determined by dividing the exercise price per Share applicable to the option by the Option Exchange Ratio, and rounding the exercise price thus determined up to the nearest whole cent. Except as provided above, the converted or substituted Ascential Options will be subject to the same terms and conditions (including vesting schedule) as were applicable to the option immediately prior to the effective time of the merger. The term "Option Exchange Ratio" means (i) the price paid for shares in the Offer divided by (ii) the average of (a) the closing prices of Ascential common stock on the Nasdaq Stock Market, Inc. during the twenty trading days preceding the fifth trading day prior to the public announcement of the merger agreement and (b) the closing prices of Ascential common stock on the Nasdaq Stock Market, Inc. during the twenty trading days preceding the fifth trading day prior to the date on which the closing of the Merger occurs.

     Except as described above, (i) as of the effective time of the merger, all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary of the Company will be canceled and (ii) the Company shall take all action necessary to ensure that, as of and after the effective time of the merger, no person shall have any right under the company option plans or any other plan, program or arrangement with respect to equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

     At the effective time of the merger, each outstanding warrant to purchase Shares will be automatically converted into the right to receive the difference, if any, between the Offer Price and the exercise price of such warrant.

     Representations and Warranties. In the merger agreement, the Company has made customary representations and warranties to Ascential and Purchaser, some of which are qualified by knowledge or materiality, with respect to, among other things:

     - corporate organization and good standing,

     - the authorization, execution, delivery, performance of the merger agreement and related matters and enforceability of the merger agreement,

     - the absence of conflict with its certificate of incorporation, by-laws, or any agreements to which the Company is a party,

     - filings and authorizations required,

     - capitalization,

     - subsidiaries,

     - filings with the Commission and financial statements,

     - material contracts,

     - no undisclosed liabilities,

     - absence of certain changes,

     - litigation,

     - taxes,

     - employee benefit plans and compensation agreements,

     - compliance with laws,

     - owned and leased real property title to assets,

     - environmental matters,

     - receipt of the opinion of JP Morgan,

     - amendment rights agreement,

     - inapplicability of takeover statutes,

     - intellectual property,

     - offer documents and proxy statement,

     - absence of questionable payments,

     - insurance, and

     - disclosure.

     In the merger agreement, each of Ascential and Purchaser has made customary representations and warranties to the Company with respect to, among other things:

     - corporate organization and good standing,

     - the authorization, execution, delivery, performance and enforceability of the merger agreement and related matters and enforceability of the merger agreement,

     - filings and authorizations required,

     - the absence of conflict with their respective certificates of incorporation, by-laws, or any applicable law,

     - offer documents and proxy statement,

     - Purchaser's operations,

     - litigation, and

     - sufficient funds.

     Covenants. The merger agreement contains various customary covenants. A description of certain of these covenants follows.

     Interim Operations of the Company. Except as contemplated by the merger agreement or agreed in writing by Ascential, prior to the earlier of (i) the time at which Ascential's designees constitute a majority of the Board of Directors or (ii) the effective time of the merger, or (iii) the termination of the merger agreement, the operations of the Company and each of its subsidiaries will be conducted only according to their ordinary course of business consistent with past practice and the Company and each of its Subsidiaries shall use their reasonable best efforts to preserve intact their current business operations, keep available the services of their officers and employees and maintain existing relationships with lessors, lessees, customers, suppliers, creditors, partners and others having business dealings with it.

     Additionally, except as contemplated by the merger agreement or agreed in writing by Ascential, prior to the effective time of the merger, neither the Company nor any of its subsidiaries shall:

     - amend its Certificate of Incorporation or By-Laws or similar organizational documents;

     - issue or sell, or authorize the issuance or sale of, any shares of its capital stock or any other equity securities, or any securities convertible into or options, warrants or rights to purchase except for the issuance and sale of Shares upon the exercise of stock options or warrants which are outstanding on the date hereof and except for the granting of options for Shares to new hires consistent with past practice, not to exceed options exercisable for 50,000 Shares in the aggregate;

     - sell or pledge or agree to sell or pledge any stock or other equity interest owned by it in any other entity;

     - enter into any contract which is a Material Company Contract, as defined in the merger agreement, or which involves payment by the Company in excess of $150,000 or receipt by it in excess of $250,000 in any consecutive twelve month period, or, in cases where the Company or a Subsidiary of the Company is the party responsible for such payment, which is not terminable upon thirty days notice;

     - except to the extent required under employee benefit plans in effect on the date of the merger agreement, grant any options to purchase Shares, increase the compensation or fringe benefits of any of its directors, officers or employees, grant any severance or termination pay not currently required to be paid under existing severance plans; enter into any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee;

     - except for payments of dividends by a subsidiary of the Company to the Company, declare, pay or set aside any dividend or other distribution or payment with respect to, or split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock or its other securities;

     - except as specifically set forth in the merger agreement or as required in order to comply with applicable law, (a) establish, enter into, adopt, amend or terminate any employee benefit plan or (b) change any actuarial or other assumption used to calculate funding obligations with respect to any employee benefit plan, change the manner in which contributions to any employee benefit plan are made or the basis on which such contributions are determined or take any action to accelerate any rights or benefits, or make any material determinations not in the ordinary course of business consistent with past practice, under any collective bargaining agreement or employee benefit plan;

     - transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of, encumber or subject to any lien, any material assets other than entering into contracts with customers in the ordinary course of business consistent with past practice;

     - sell, assign, transfer, license, modify or amend any rights to any intellectual property, except in the ordinary course of business consistent with past practice;

     - agree to the settlement of any material claim or litigation;

     - except as specifically permitted by the merger agreement, make, change or rescind any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any material amended tax return, enter into any closing agreement, settle any material tax claim or assessment, surrender any right to claim a tax refund, offset or other reduction in tax liability, consent to any extension or waiver of the limitations period applicable to any tax claim or assessment, take or omit to take any other action, if any such action or omission would have the effect of increasing the tax liability of the Company or its subsidiaries, or file any income tax return or material non-income tax return;

     - except as required by applicable law or generally accepted accounting principles, GAAP, make any change in its accounting principles, practices or methods;

     - (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, other than in respect of indebtedness owing by the Company to any subsidiary of the Company or in respect of indebtedness owing by any subsidiary of the Company to the Company or another subsidiary of the Company or (B) make any loans or advances to any other person, other than to the Company or to any subsidiary of the Company;

     - except as disclosed in the merger agreement, accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits or, except at Ascential's request, accelerate the payment, right to payment or vesting, redeem or exercise a right to redeem, any warrant;

     - pay, discharge or satisfy any liabilities other than the payment, discharge or satisfaction of any liabilities in the ordinary course of business and consistent with past practice;

     - delay or postpone the payment of accounts payable or other liabilities, other than in the ordinary course of business consistent with past practice;

     - modify, amend or terminate any contract which is material to its business or waive any of its material rights or claims except in the ordinary course of business consistent with past practice; provided that the waiver of any "standstill provision" shall be deemed, for purposes of the merger agreement, a waiver of a material right not in the ordinary course of business;

     - make any single capital expenditure or commitment in excess of $150,000 or make aggregate capital expenditures or commitments in excess of $250,000;

     - merge or consolidate with another person or purchase a substantial portion of the assets of any person;

     - enter into any joint venture, partnership or other similar arrangement;

     - take any action to exempt or make any person (other than Ascential) not subject to the provisions of Section 203 of the DGCL or any other potentially applicable anti-takeover or similar statute or regulation;

     - take any action (including encouraging any other person to take such action), engage in any transaction or enter into any agreement which would reasonably be likely to cause the conditions to Ascential's and Purchaser's obligations to consummate the merger to not be satisfied or impair the ability of the Company, Ascential, Purchaser or the holders of Shares to consummate the Offer or the merger in accordance with the terms hereof or materially delay such consummation;

     - sell or release, or agree to develop, sell or release, any product that the Company does not make generally available to its customers; or

     - agree, in writing or otherwise, to take any of the foregoing actions.

     Employee Benefits. Beginning the Effective Time and for a three-year period following the Effective Time the Surviving Corporation shall provide to persons who were employees of the Company or a subsidiary of the Company immediately prior to the Effective Time (who execute Ascential's standard terms and conditions of employment and related agreements) welfare benefits that provide benefits that, taken as a whole, are not materially less favorable in the aggregate than those provided to similarly situated employees of Ascential. With respect to such benefits, service accrued by such Employees during employment with the Company and its Subsidiaries prior to the Effective Time shall be recognized for all purposes, except to the extent necessary to prevent duplication of benefits.

     Stockholders' Meeting. In the event that Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise (including through a Subsequent Offering Period and exercise of the option pursuant to the option agreement), a stockholder vote will be required to approve the merger. Pursuant to the merger agreement, if required by applicable law in order to consummate the merger, the Company will: (i) duly call, give notice of, convene and hold a special meeting of its stockholders as promptly as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the merger and the adoption of the merger agreement; (ii) prepare and file with the Commission a proxy or information statement relating to the merger; (iii) cause a definitive proxy or information statement (and any amendments thereto) to be mailed to stockholders, (iii) include in the proxy or information statement the recommendation of the Company Board to stockholders to approve the merger and adopt the merger agreement; and (iv) use its reasonable best efforts to solicit from holders of Shares proxies in favor of the merger.

     Ascential has agreed that it will vote, or cause to be voted, all of the shares of capital stock of Purchaser and all Shares owned by Ascential, us or any of Ascential's other subsidiaries in favor of approval of the merger and the adoption of the merger agreement.

     No Solicitation. The Company has agreed that neither it, its subsidiaries, or its representatives will (i) directly or indirectly solicit, initiate or encourage the submission of, any Alternative Proposal (as defined below), (ii) directly or indirectly enter into or participate or engage in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Alternative Proposal or (iii) enter into any agreement with respect to any Alternative Proposal. If, however, prior to the Effective Time, the Company Board determines reasonably and in good faith, after consultation with and receipt of advice of outside counsel, that such action is necessary to comply with its fiduciary or statutory duties under applicable law, the Company may, in response to an Alternative Proposal that is reasonably likely to lead to a Superior Proposal (as defined below), which was not solicited by it following July 2, 2003 and did not otherwise result from a breach of the merger agreement,
(A) furnish information with respect to the Company to the person or group making such an Alternative Proposal pursuant to a confidentiality agreement containing terms, including a standstill provision, no less favorable to the Company than the Confidentiality Agreement and (B) participate in discussions and negotiations with such person or group to the extent required regarding such an Alternative Proposal. However, the Company shall provide Ascential with any information to be provided to such person or group concurrently therewith and provide Ascential with at least 24 hour prior notice with respect to any meeting of the Company Board to discuss an Alternative Proposal. The Company agreed to cease immediately any discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Alternative Proposal.

     The term "Alternative Proposal" means any inquiry, proposal or offer from any person other than Ascential or us relating to any direct or indirect acquisition or purchase of 15% or more of the assets of the Company and its Subsidiaries, taken as a whole (measured by net book value), or 15% or more of any class or series of equity securities of the Company or any of its Subsidiaries, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of any class or series of equity securities of the Company or any of its Subsidiaries, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries. The term "Superior Proposal" means any proposal made by a third party to acquire all or substantially all of the equity securities or assets of the Company and its Subsidiaries, pursuant to a tender or exchange offer, merger, consolidation, liquidation or dissolution, a recapitalization or a sale of all or substantially all its assets, on terms which a majority of the directors of the Company determine reasonably and in good faith (based on the written advice of an independent financial advisor and taking into account all the terms and conditions of such proposal and the merger agreement) to be more favorable to the Company's stockholders than the transaction contemplated by the merger agreement that is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal.

     The merger agreement provides that neither the Company Board nor any committee nor member thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Ascential or us, the approval or recommendation by the Company Board, or any such committee, of the merger agreement, the Offer or the merger, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Alternative Proposal or (iii) approve or recommend, or propose to approve or recommend, any Alternative Proposal. Notwithstanding the foregoing, if, prior to the acceptance for payment of Shares pursuant to the Offer, the Company Board receives a Superior Proposal and the Company Board determines reasonably and in good faith, after consultation with and receipt of advice of outside counsel, that it is necessary to do so in order to comply with their fiduciary or statutory obligations, the Company Board may withdraw its approval or recommendation of the Offer, the merger and the merger agreement and, in connection therewith, approve or recommend such Superior Proposal, but only if the Company Board shall have given Ascential three business days' notice prior to withdrawing its recommendation. No such termination shall be effective until the Company makes payment to Ascential of funds equal to the Termination Fee (as discussed under the heading "Termination Fee; Expenses" below).

     The merger agreement further provides that the Company promptly, and in any event within 24 hours, shall advise Ascential orally and in writing of any Alternative Proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any Alternative Proposal, the identity of the person or group making any such Alternative Proposal or inquiry, the material terms (including price) of any such Alternative Proposal or inquiry and of any determination to furnish information to a third party in response to an Alternative Proposal. The Company has agreed to provide to Ascential any non-public information concerning the Company provided to any other person in connection with any Alternative Proposal that was not previously provided to Ascential concurrently with the provision of such information to such person.

     Indemnification and Insurance. The merger agreement provides that for six years after the effective time of the merger, Ascential and the Surviving Corporation shall indemnify jointly and severally, defend and hold harmless each present and former officer and director of the Company, and each person who becomes an officer or director of the Company prior to the Effective Time, against all losses, claims, damages, liabilities, costs, fees and expenses arising out of acts or omissions occurring at or prior to the effective time of the merger to the full extent required under the terms of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws or any indemnification agreement between the Company and such person, each as in effect as of the date of the merger agreement. Reasonable attorneys fees, judgments, fines, losses, claims, liabilities and settlements (effected with the written consent of Ascential or Surviving Corporation, which consent shall not be unreasonably withheld) are included. In the event that any claim or assertion is made within such six year period, rights to indemnification shall continue until disposition of the claim.

     The merger agreement further provides that Ascential or the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance for a period of not less than two years after the effective time of the merger, or such other insurance as the Board of Directors of the Company shall identify. Ascential or the Surviving Corporation may substitute policies of substantially equivalent coverage, amounts, and terms. However, in no event shall Ascential and the Surviving Corporation be required to pay aggregate premiums for all such insurance in excess of two times 105% of the premiums paid or to be paid by the Company as of the date of the merger agreement for such insurance during the 12-month period ending

June 30, 2004. If the premium for such coverage exceeds such amount, the Surviving Corporation shall purchase a policy with the greatest coverage available that does not exceed, in the aggregate, two times 105% of the premiums paid or to be paid by the Company as of the date of the merger agreement for such insurance during the 12-month period ending June 30, 2004.

     Conditions to the Merger. The merger agreement provides that the respective obligations of each party to effect the merger will be subject to the satisfaction at or prior to the effective time of the merger of each of the following conditions, any and all of which may be waived in whole or in part by the Company, Ascential or Purchaser, as the case may be, to the extent permitted by applicable law: (i) the merger agreement and the merger shall have been approved and duly adopted by the requisite vote of the stockholders of the Company, if required by applicable law, in order to consummate the merger; (ii) no statute, rule or regulation shall have been enacted or promulgated by any governmental authority which restrains, enjoins or otherwise prevents or prohibits the consummation of the merger; nor shall there be any preliminary or permanent injunction or other order of any governmental entity precluding consummation of the merger; (iii) the purchase of Shares pursuant to the Offer shall have occurred; and (iv) any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any applicable foreign anti-trust law, shall have expired or been terminated.

     Prior to the earlier of (i) the time at which Ascential's designees constitute a majority of the Company's Board of Directors or (ii) the effective time of the merger, the obligations of Ascential and Purchaser to consummate the merger are subject to the satisfaction of each of the following conditions, any and all of which may be waived in whole or in part by Ascential and Purchaser, to the extent permitted by applicable law: (i) the representations and warranties of the Company in the merger agreement shall be true and correct as of the date of the merger agreement and as of the effective time of the merger, without regard to qualifications as to knowledge, materiality or material adverse effect, except to the extent that inaccuracies of representations or breaches of warranties, in the aggregate, do not, and could not reasonably be expected to, result in a material adverse effect on the Company; (ii) the Company shall have complied in all material respects with its covenants under the merger agreement; and (iii) there shall not have occurred any change, effect, fact or circumstance that has or could reasonably be expected to have a material adverse effect on the Company.

     Termination. The merger agreement may be terminated and the Offer and the merger may be abandoned at any time prior to the effective time, whether before or after stockholder approval of the merger:

     - by the mutual written consent of Ascential and the Company;

     - by either Ascential or the Company if any law shall have been promulgated which prohibits the consummation of the Offer or the merger or if any governmental entity shall have issued an order or taken any other action permanently restricting, enjoining, restraining or otherwise prohibiting the consummation of the Offer or the merger and such order or other action shall have become final and nonappealable and the party seeking to terminate had used its reasonable best efforts to have such order or other action vacated or lifted

     - by either the Company or Ascential if: (i) the Offer shall not have been consummated by November 15, 2003 or (ii) the Offer shall have terminated or expired in accordance with its terms without any Shares being purchased and the party seeking to terminate the has not materially breached the merger agreement;

     - by either Ascential or the Company if the merger agreement and the merger are not approved by the requisite vote of stockholders of the Company, if required by certificate of incorporation, the by-laws or applicable law;

     - by Ascential (i) if a Triggering Event (as defined below) shall have occurred; (ii) if the Company or its representatives participate in discussions or negotiations with, or furnish or disclose nonpublic information to, any person or entity in response to an Alternative Proposal. A "Triggering Event" shall be deemed to have occurred if: (i) the Company, any of its affiliates or any representatives violates any of the non-solicitation provisions of the merger agreement; (ii) the Company's Board publicly recommends to the Company's stockholders any Superior Proposal; (iii) the Company enters into any agreement, letter of intent or similar document contemplating or otherwise relating to any Alternative Proposal or Superior Proposal; (iv) the Company's Board withdraws, or materially and adversely modifies, its recommendation of the Offer, the merger or the merger agreement; or (v) if any of the conditions to the offer as set forth in set forth in
       Section 14 -- "Conditions to the Offer" shall not have been satisfied by the expiration date of the Offer and on or prior to such date (A) an Alternative Proposal shall have been made or publicly announced or (B) it shall have been publicly disclosed, or Ascential or Purchaser shall have otherwise learned, that beneficial ownership (determined for this purpose based on Rule 13d-3 under the Exchange Act) of 15% or more of the Shares have been acquired by any person or group (as defined in Section 13(d)(3) under the Exchange Act);

     - by Ascential if prior to the earlier of (i) the time at which Ascential's designees constitute a majority of the Board of Directors of the Company and (ii) the effective time of the merger,

      - if the Company shall have breached any of its representations or warranties contained in the merger agreement without giving effect to qualifications as to materiality or material adverse effect except to the extent such breaches, in the aggregate, do not and would not be likely to have a material adverse effect on the Company, and which breach cannot be or has not been cured within fifteen days after giving of written notice by Ascential to the Company,

      - if the Company shall have breached in any material respects the covenants and agreements contained in the merger agreement, and

      - if one of the events set forth in Section 14 -- "Conditions to the Offer" have occurred;

     - by the Company if prior to the earlier of (i) the time at which Ascential's designees constitute a majority of the Board of Directors of the Company and (ii) the effective time of the merger,

      - if Ascential or we have breached in any material respect any of their respective representations or warranties contained in the merger agreement without giving effect to qualifications as to materiality or material adverse effect, except to the extent such breaches, in the aggregate, do not and would not be likely to have a material adverse effect on Ascential's or our ability, respectively, to consummate the Offer or the merger, which breach cannot be or has not been cured within fifteen days after giving of written notice by the Company to Ascential or Purchaser, as applicable,

      - if Ascential or we have breached in any material respects our respective covenants and agreements contained in the merger agreement; and

     - by the Company if the Company enters into a definitive agreement for a Superior Proposal and it has complied with the non-solicitation provisions in the merger agreement.

     In the event of the termination of the merger agreement by any party pursuant to the terms of the merger agreement, there shall be no liability on the part of Ascential, Purchaser or the Company except (i) for fraud or for willful breach of the merger agreement prior to such termination and (ii) as described under the heading "Termination Fee; Expenses" below.

     Termination Fee; Expenses. Pursuant to the merger agreement, if the Merger agreement is terminated by:

     - Ascential because (i) the Offer is not consummated by November 15, 2003 or (ii) the Offer is terminated or expires in accordance with its terms without Purchaser having purchased and Shares thereunder, in each case, because (x) of the failure of any of the representations and warranties of the Company set forth in the merger agreement to be true and correct, without giving effect to any qualification as to knowledge, materiality or material adverse effect as of the date of the merger agreement and as of the Expiration Date, except to the extent that such failures to be true and correct, in the aggregate do not and would not reasonably be expected to result in a material adverse effect on the Company or (y) the Company failed to perform or comply in any material respect with any obligation, agreement or covenant of the Company to be performed or complied with by it under the merger agreement as a result of a willful breach by the Company of any representation, warranty, covenant or agreement of the Company;

     - Ascential, if a Triggering Event shall have occurred, other than because of the failure of any the conditions to the Offer as set forth in set forth in Section 14 -- "Conditions to the Offer" to be satisfied by the Expiration Date; or

     - the Company if the Company enters into a definitive agreement for a Superior Proposal, provided that the Company is not in violation of the terms of the non-solicitation provisions of the merger agreement, then the Company shall (A) reimburse Ascential in immediately available funds for the out-of-pocket expenses of Ascential and Purchaser (including printing fees, filing fees and fees and expenses of its legal and financial advisors and all fees and expenses payable to any financing sources) related to the merger agreement, the Offer, the merger, any other transactions contemplated hereby and any related financing up to an aggregate amount of $1.5 million; and (B) pay to Ascential in immediately available funds an amount equal to $4 million (the "Termination Fee"). The Termination Fee is payable on the second business day next succeeding the date of termination.

     Pursuant to the merger agreement, if the merger agreement is terminated by:

     - Ascential because one of the events described in Section
       14 -- "Conditions to the Offer" have occurred and on or prior to such date (A) an Alternative Proposal shall have been made or publicly announced or (B) it shall have been publicly disclosed, or Ascential or Purchaser shall have otherwise learned, that beneficial ownership (determined based on Rule 13d-3 under the Exchange Act) of 15% or more of the Shares have been acquired by any person or group (as defined in Section 13(d)(3) under the Exchange Act); or

     - Ascential if the Company or its representatives participate in discussions or negotiations with, or furnish or disclose nonpublic information to, any person or entity in response to an Alternative Proposal, and the Company consummates an Alternative Transaction within 12 months of the date of termination, then the Company shall, within two business days of the date of consummation of the Alternative Transaction, pay Ascential the Termination Fee. The term "Alternative Transaction" means any direct or indirect acquisition or purchase of 35% or more of the assets of the Company and its Subsidiaries, taken as a whole (measured by net book value), or 35% or more of any class or series of equity securities of the Company or any of its Subsidiaries, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 35% or more of any class or series of equity securities of the Company or any of its Subsidiaries, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries.

     Except as specifically provided to the contrary in the merger agreement, all costs and expenses incurred in connection with this the merger agreement and the consummation of the transactions shall be paid by the party incurring such costs and expenses.

STOCK TENDER AGREEMENT

     Ascential and Purchaser have entered into a Stock Tender Agreement, dated as of the date of the Merger agreement with each of Ernest E. Keet, Roy C. King, Constance F. Galley, James P. Schadt, Dennis G. Sisco, Mark C. Stevens, Michael
E. Lehman, Kenneth J. Hall, David S. Linthicum, Mark W. Register, Thracy P. Varvoglis, Jill M. Donohoe, Michael Collins, David L. Goret, Ronald R. Smith and Greg O'Brien, as stockholders of the Company and holders of options to purchase Shares (each a "Stockholder" and collectively, the "Stockholders") who collectively own 2,107,706 Shares of the common stock of the Company which represent approximately 6% of the Company's outstanding Shares. Pursuant to the stock tender agreement, each Stockholder has agreed to (i) tender such Stockholder's Shares promptly after we commence the Offer and (ii) appoint Peter Fiore, Scott Semel and Robert McBride, as officers of Purchaser, an irrevocable proxy (A) to vote the Stockholders' Shares in favor of the merger and the merger agreement and

(B) vote against any action or agreement that is contrary to the merger agreement or the stock tender agreement, or that would materially change the Company's corporate structure or business. Pursuant to the stock tender agreement, each Stockholder has granted us an option to acquire all such Stockholder's Shares at a purchase price per share equal to the Offer Price (or such higher price as may be offered by Purchaser in the Offer), exercisable only if the Stockholders fail to comply with the stock tender agreement, or if the Stockholders withdraw their tender of Shares made pursuant to the Offer.

     Additionally, the Stockholders have agreed to (i) not transfer, or enter into any agreement to transfer, their Shares to any other person or entity except pursuant to the stock tender agreement; (ii) not take any action in violation of any warranty or representation made by the Stockholders under the stock tender agreement, or that would result in a breach by the Company of its obligations under the merger agreement; (iii) not solicit an Alternative Proposal or engage in any negotiations regarding an Alternative Proposal (other than any action taken by a Stockholder in their capacity as a director or executive officer of the Company and in compliance with the non-solicitation provision of the merger agreement); (iv) waive all appraisal or dissenting rights and (v) waive claims against the Company, Ascential or Purchaser including claims arising from ownership of Shares, stockholder status, conduct of business, and the consummation of the transactions contemplated by the merger agreement or merger.

     The parties to the stock tender agreement have each made certain representations and warranties. The Stockholders' representations and warranties include that they are the holder of record and have valid and marketable title to their respective Shares, that they beneficially own their respective Shares, that the stock tender agreement covers all of the Shares owned by each Stockholder (including any options exercised by the Shareholder prior to the Offer), and that no conflicts with other agreements will result. Ascential and Purchaser's representations and warranties include that each is a is a duly organized corporation with the power to perform its obligations under the stock tender agreement.

COMMON STOCK OPTION AGREEMENT

     To facilitate our effectuating a Short-Form Merger (as defined in Section 12 -- "Plans for the Company") to the extent permitted under the DGCL, Ascential, we and the Company have entered into a Common Stock Option Agreement under which the Company has granted us an option to purchase from the Company not more than 19.99% of the then outstanding Shares, at a price per Share equal to the Offer Price. This option is exercisable by us only after the purchase of and payment for Shares pursuant to the Offer, and it is also conditioned upon our owning at least 90% of the outstanding Shares immediately following the exercise of the option. The portion of the purchase price owing upon exercise of such option equal to the product of (i) the number of Shares purchased pursuant to such option multiplied by (ii) the par value per Share will be paid to the Company in cash, and the balance of the purchase price will be paid by delivery to the Company of a non-interest bearing unsecured demand note from us that is guaranteed by Ascential. Such option may be exercised on two day's written notice given by Purchaser to the Company.

CONFIDENTIALITY AGREEMENT

     Bear Stearns, on behalf of Ascential, and JP Morgan and the Company executed a letter agreement (the "Confidentiality Agreement"), dated April 28, 2003, which was amended on July 17, 2003.

     The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, the parties agreed, subject to certain exceptions, to keep confidential all nonpublic, confidential or proprietary information concerning the other party which is furnished to any party in connection with its evaluation of a possible transaction involving Ascential and the Company (the "Evaluation Material"), and to use the Evaluation Material, or notes, summaries, or other material derived therefrom (collectively, "Notes") solely for the purpose of evaluating a possible transaction involving the Company and Ascential. The Company may, at any time, elect to terminate Ascential's access to Evaluation Material. Upon such termination, Evaluation Material disclosed under the Confidentiality Agreement must be returned to the disclosing party, Notes must be destroyed, and each party will confirm in writing to the disclosing party that all such material has been returned or destroyed. The Confidentiality Agreement will remain in effect until April 28, 2005 unless terminated earlier by the Company. Early termination by the Company does not relieve a party of its obligation not to disclose confidential information, as this obligation will continue for the term of the Confidentiality Agreement.

     Until October 28, 2003, Ascential, and its subsidiaries and affiliates, may not solicit to do business with any clients the Company has had since April 28, 2002, subject to certain exceptions. Until April 28, 2004, neither party (or its affiliates) may acquire any security of the other without the written consent of the other's Board of Directors. Until April 25, 2005, Ascential may not solicit for employment or hire any officer, director, or vice president and above level employee of the Company or any of its subsidiaries unless that person has been terminated by the Company or its subsidiaries prior to the solicitation. The July 17, 2003 amendment provided that this non-solicitation provision shall apply to all employees of the Company with whom Ascential came into contact in connection with the due diligence and evaluation of the possibility of this transaction.

EMPLOYMENT AGREEMENTS

     Ascential has entered into employment agreements with Mark W. Register and Thracy P. Varvoglis, each an executive officer of the Company, as well as other employees of the Company which will become effective immediately following the purchase of the Shares by Purchaser. The agreements provide for the terms and conditions of employment and may be terminated at any time by either party at will. Pursuant to these new arrangements, Mr. Register and Mr. Varvoglis will be entitled to annual base salary of $250,000 and $200,000, respectively and each of them will be entitled to a bonus opportunity equal to 50% of base salary pursuant to Ascential's Key Employee Incentive Plan. Each of these individuals and Ascential also entered into Ascential's standard non-competition agreements providing, among other things, that they will not compete with Ascential for a period of twelve months after their employment with Ascential terminates and each of Mr. Register and Mr. Varvoglis entered into a retention agreement providing, among other things, for waiver of their severance rights under their employment agreements with the Company, retention payments payable periodically over the two-year period following the merger, and, upon becoming an Ascential employee, execution of a change of control agreement with Ascential pursuant to which each of Messers. Register and Varvoglis will be entitled to certain benefits upon a change of control of Ascential, provided that if the executive is terminated other than for Cause, or terminates his employment for Good Reason (in each case, as defined in the agreement) within the first two years of employment with Ascential, such executive will get the greater of the remaining retention benefits or the benefits payable under the Ascential change of control agreement. The Company and all other executive officers of the Company each entered into a continuity agreement pursuant to which they will remain employed by the Company for 60 days following our purchase of the Shares and will receive any severance or change of control benefits they are entitled to under their current change of control benefit plan or employment agreements during the 12 month period following such 60 days additional employment. Each executive officer of the Company also entered into a non-competition agreement with the Company providing, among other things, that they will not compete with the Company and its affiliates for a period of twelve months after their employment with the Company terminates as well as provisions relating to non-solicitation of employees and confidential information.

     The form of each of (i) the executive non-disclosure, non-competition and development agreement, and (ii) the retention agreement referred to herein are filed as an exhibit to the Schedule TO.

12.  PLANS FOR THE COMPANY; OTHER MATTERS

     Plans for the Company. If we acquire control of the Company, Ascential and we intend to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and to consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such changes could include, among others things, changes in the Company's business, corporate structure, certificate of incorporation, by-laws, capitalization, management or dividend policy.

     The merger agreement provides that the directors of Purchaser and the officers of the Company at the effective time of the merger will, from and after such time, be the initial directors and officers, respectively, of the Surviving Corporation.

     We or our affiliate may, following the consummation or termination of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as we shall determine, which may be more or less than the price to be paid pursuant to the Offer. We, together with our affiliates, also reserve the right to dispose of any or all Shares acquired by us, subject to the terms of the merger agreement.

     Except as disclosed in this Offer to Purchase, and except as may be effected in connection with the integration of operations referred to above, including following the merger described in this Offer to Purchase, the merger of the Company with and into Ascential and related consolidation of operations, neither Ascential nor Purchaser has any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations or sale or transfer of a material amount of assets, involving the Company or its Subsidiaries, or any material changes in the Company's capitalization, corporate structure, business or composition of its management or the Company Board.

     Stockholder Approval. Under the DGCL, the approval of the Company Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to adopt and approve the merger agreement and the merger. The Company has represented in the merger agreement that the execution and delivery of the merger agreement by the Company and the consummation by the Company of the transactions contemplated by the merger agreement have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval of the merger by the Company's stockholders if required in accordance with the DGCL. In addition, the Company has represented that the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any class or series of the Company's capital stock which is necessary to approve the merger agreement and the transactions contemplated thereby, including the merger. Therefore, unless the merger is consummated pursuant to the Short-Form Merger provisions under the DGCL described below (in which case no further corporate action by the stockholders of the Company will be required to complete the merger), the only remaining required corporate action of the Company will be the approval of the merger agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. The Company has agreed to duly call, give notice of, convene and hold a special meeting of stockholders. The merger agreement provides that Ascential will vote, or cause to be voted, all of the Shares then owned by Ascential, Purchaser or any of Ascential's other subsidiaries and affiliates in favor of the approval of the merger and the adoption of the merger agreement. In the event that Ascential, Purchaser and Ascential's other subsidiaries and affiliates acquire in the aggregate at least fifty-one percent of the Shares (which would be the case if the Minimum Condition is satisfied and Purchaser were to accept for payment Shares tendered in the Offer), they would have the ability to effect the merger without the affirmative votes of any other stockholders.

     Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of another corporation, the corporation holding such stock may merge itself into such corporation without any action or vote on the part of the board of directors or the stockholders of such other corporation. In the event that Ascential, Purchaser and any other subsidiaries of Ascential acquire in the aggregate at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, then, at the election of Ascential, a Short-Form Merger could be effected without any approval of the Company Board or the stockholders of the Company, subject to compliance with the provisions of Section 253 of the DGCL. Even if Ascential and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Ascential and Purchaser could exercise the option granted to them by the Company pursuant to the Option Agreement or seek to purchase additional shares in the open market or otherwise in order to reach the 90% threshold and employ a Short-Form Merger. The per share consideration paid for any Shares so acquired may be greater or less than that paid in the Offer. Ascential presently intends to effect a Short-Form Merger if permitted to do so under the DGCL.

     Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the merger is consummated, holders of the Shares at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL, including the right to dissent and demand appraisal of, and to receive payment in cash of the fair value of their Shares. Dissenting stockholders of the Company who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the merger.

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. IF A SHAREHOLDER WITHDRAWS OR LOSES HIS RIGHT TO APPRAISAL, SUCH HOLDER'S SHARES WILL BE AUTOMATICALLY CONVERTED INTO, AND REPRESENT ONLY THE RIGHT TO RECEIVE, THE MERGER CONSIDERATION, WITHOUT INTEREST.

     Rule 13e-3. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may, under certain circumstances, be applicable to the merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes, however, that Rule 13e-3 will not be applicable to the merger because it is anticipated that the merger would be effected within one year following consummation of the Offer, and in the merger stockholders would receive the same price per share as paid in the Offer. If Rule 13e-3 were applicable to the merger, it would require, among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction, be filed with the Commission and disclosed to minority stockholders prior to consummation of the transaction.

13.  DIVIDENDS AND DISTRIBUTIONS

     The merger agreement provides that prior to the effective time of the merger, neither the Company nor any Company Subsidiary shall (i) except for payments of dividends by a Subsidiary of the Company, declare, pay or set aside any dividend or other distribution or payment with respect to, or split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock or its other securities or (ii) issue or sell, or authorize the issuance or sale of, any shares of its capital stock or any other equity securities, or issue or sell, or authorize the issuance or sale of, any securities convertible into or options, warrants or rights to purchase or subscribe to, or enter into or create any contract with respect to the issuance or sale of, any shares of its capital stock or any other equity securities, or make any other changes in its capital structure, except for the issuance and sale of Shares upon the exercise of stock options or warrants which are outstanding on the date hereof and except of the granting of options for Company common stock to new hires consistent with past practice, not to exceed 50,000 shares.

14.  CONDITIONS TO THE OFFER

     Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the merger agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (i) any applicable waiting period under the HSR Act or any applicable foreign anti-competition law has not expired or terminated, (ii) the Minimum Condition has not been satisfied, or (iii) at any time on or after the date of the merger agreement and before the scheduled expiration date of the Offer, any of the following events shall occur:

          (a) there shall be pending any suit, action or proceeding (i) seeking to prohibit or impose any material limitations on Ascential's or Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or seeking to compel Ascential or Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Ascential and their respective subsidiaries, in each case taken as a whole,
     (ii) challenging the acquisition by Ascential or Purchaser of any Shares under the Offer or seeking to restrain or prohibit the making or consummation of the Offer or the merger or the performance of any of the other transactions contemplated by the merger agreement, or seeking to obtain from the Company, Ascential or Purchaser any damages that are material in relation to the Company and its subsidiaries, taken as a whole,
     (iii) seeking to impose material limitations on the ability of Purchaser, or rendering Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the merger, (iv) seeking to impose material limitations on the ability of Purchaser or Ascential effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or (v) which otherwise is reasonably likely to have a material adverse change in the assets, liabilities, financial condition, businesses, results of operations or prospects of the Company and its subsidiaries, taken as a whole provided, that for each such suit to the extent a governmental entity is not a party to the suit, action or proceeding, Ascential believes that there is a reasonable likelihood the result of such suit, action or proceeding would materially adversely affect the Company or Ascential's or Purchaser's effective exercise of ownership of the Shares or operation of the Company, its business or assets; or

          (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the merger, or any other action shall be taken by any governmental entity, other than the application to the Offer or the merger of applicable waiting periods under the HSR Act or any applicable foreign anti-competition law, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through
     (v) of paragraph (a) above; or

          (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the NYSE or in the Nasdaq National Market System, for a period in excess of 48 hours, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) a declaration of war by the United States or an international or national calamity directly involving the United States, (iv) any limitation or imposed limitation (whether or not mandatory) by any United States governmental authority or agency on the extension of credit by banks or other financial institutions, (v) any decline in the Standard & Poor's 500 Index by an amount in excess of 25% measured from the close of business on the date of the merger agreement or (vi) a change in general financial, bank or capital market conditions which materially or adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans; or

          (d) there shall have occurred any material adverse effect (or any event, change, effect or fact that, could reasonably be likely to result in any material adverse effect) on the Company; or

          (e) the Company Board or any committee thereof (i) shall have withdrawn, modified or changed in a manner adverse to Ascential or Purchaser its approval or recommendation of the Offer, the merger agreement or the merger, (ii) shall have recommended the approval or acceptance of an Alternative Proposal, or similar business combination with, a person other than Ascential, Purchaser or their affiliates, (iii) shall have executed an agreement in principle or definitive agreement relating to an

     Alternative Proposal or similar business combination with a person other than Ascential, Purchaser or their affiliates or (iv) shall have adopted any resolution or committed to effect any of the foregoing; or

          (f) any of the representations and warranties of the Company set forth in the merger agreement shall not be true and correct, without giving effect to any qualification as to knowledge, materiality or material adverse effect as of the date of the merger agreement and the Expiration Date except to the extent that such failures to be true and correct, in the aggregate, do not and would not reasonably be expected to result in a material adverse effect on the Company; or

          (g) the Company shall have failed to perform or comply in any material respect with any obligation, agreement or covenant of the Company to be performed or complied with by it under the merger agreement; or

          (h) the Rights (as defined in the merger agreement) shall have become exercisable; or

          (i) the merger agreement shall have been terminated in accordance with its terms;

which in the sole judgment of Ascential or Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Ascential or Purchaser) giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

     The foregoing conditions are for the sole benefit of Ascential and Purchaser, may be waived by Ascential or Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Ascential or Purchaser. The failure by Ascential or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

15.  CERTAIN LEGAL MATTERS

     Except as described in this Section 15, based on information provided by the Company, none of the Company, Purchaser or Ascential is aware of any license or regulatory permit that appears to be material to the business of the Company that might be adversely affected by Purchaser's acquisition of Shares pursuant to the Offer or of any material approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required prior to the acquisition of the Shares by Purchaser as contemplated herein. Should any such approval or other action be required, Purchaser and Ascential presently contemplate that such approval or other action will be sought. While, except as otherwise described in this Offer to Purchase, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any Shares tendered. See Section 14 -- "Conditions to the Offer" for certain conditions to the Offer, including conditions with respect to governmental actions.

     State Antitakeover Statutes. A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the "Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

     Ascential and Purchaser do not believe that the antitakeover laws and regulations of any state will by their terms apply to the Offer and the merger, and neither Ascential nor Purchaser has attempted to comply with any state antitakeover statute or regulation. The Company represented and warranted to Ascential that the Company Board has taken the necessary action to render
Section 203 of the Delaware Law, and any other potentially applicable anti-takeover or similar statute or regulation, inapplicable to the merger agreement and the transactions contemplated hereby. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See Section 14 -- "Conditions to the Offer."

     Antitrust. The Offer and the merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied.

     The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the fifteenth day after the date Ascential's form was filed unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Ascential or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Ascential with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Ascential. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. The Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14 -- "Conditions to The Offer."

     The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as Purchaser's acquisition of Shares pursuant to the Offer and the merger. At any time before or after Purchaser's acquisition of Shares, the DOJ or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Ascential or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Based upon an examination of information provided by the Company relating to the businesses in which Ascential and the Company are engaged, Ascential and Purchaser believe that the acquisition of Shares by Purchaser will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14 -- "Conditions to The Offer" for certain conditions to the Offer, including conditions with respect to litigation and certain government actions.

     As used in this Offer to Purchase, "Antitrust Laws" shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

     Purchaser and the Company may also be requested to make filings with and or seek approval of the merger with governmental agencies in foreign countries.

     Federal Reserve Board Regulations. Regulations G, U and X (the "Margin Regulations") of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly by margin stock. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin stock and other collateral. As described in Section
10 -- "Source and Amount of Funds" of this Offer to Purchase, the funds for the Offer are Ascential's cash on hand and therefore financing of the Offer will not be directly or indirectly secured by the Shares or other securities which constitute margin stock. Accordingly, all financing for the Offer will be in full compliance with the Margin Regulations.

16.  FEES AND EXPENSES

     Bear Stearns has acted as financial advisor to Ascential in connection with this transaction and is acting as Dealer Manager in connection with the Offer. Ascential has agreed to pay Bear Stearns customary compensation for its services as financial advisor and will reimburse Bear Stearns for reasonable expenses. Ascential has also agreed to indemnify Bear Stearns against certain liabilities and expenses in connection with its engagement, including certain liabilities under federal securities laws.

     Purchaser has retained Innisfree M&A Incorporated to act as the Information Agent and The Bank of New York to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by personal interview, mail, telephone, facsimile and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders. The Information Agent and the Depositary will each receive reasonable and customary compensation for their services. Purchaser has also agreed to reimburse each such firm for certain reasonable out-of-pocket expenses and to indemnify each such firm against certain liabilities in connection with their services, including certain liabilities under federal securities laws.

     Neither Ascential nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent) for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

17.  MISCELLANEOUS

     The Offer is being made to all holders of Shares other than the Company and its subsidiaries. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF ASCENTIAL OR PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Purchaser and Ascential have filed with the Commission the Schedule TO pursuant to Rule 14d-3 under the Exchange Act furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth in Section 9 -- "Certain Information Concerning Ascential and Purchaser" of this Offer to Purchase.

                                          Greek Acquisition Corporation,
                                          a wholly owned subsidiary of
                                          Ascential Software Corporation

August 8, 2003

                                   SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND ASCENTIAL. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Purchaser and Ascential. Each such person is a citizen of the United States. The business address of each person is c/o Ascential Software Corporation, 50 Washington Street, Westborough, Massachusetts 01581. Unless otherwise indicated, each person has held his or her present position as set forth below, or has been an executive officer of Ascential for the past five years. Persons who are also directors or officers of Purchaser are indicated with an asterisk ("*"). Their positions with the Purchaser took effect in July 2003.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                          MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
----                                          ----------------------------------------------
David J. Ellenberger.................  Mr. Ellenberger is a director of Ascential. He has held this position since January 2002. Mr. Ellenberger also serves as the Chief Executive Officer of 170 Systems, Inc. Until
                                       January 2003, Mr. Ellenberger was Chief Executive Officer of
                                       Vividon, Inc., a company he joined in August 2000. He also served as President and Chief Operating Officer of DataSage
                                       Inc. from November 1998 to February 2000, which was acquired by Vignette Corporation. Mr. Ellenberger was the Vice
                                       President of Vignette after it acquired DataSage on a
                                       transitional basis until August 2000. Before his tenure at
                                       DataSage, Mr. Ellenberger was with Data General Corporation for ten years in various progressive leadership and general management positions.

*Peter Fiore.........................  Mr. Fiore is President of Ascential. He has served in this position since July 2000. He is also a director of
                                       Purchaser. Prior to becoming President, Mr. Fiore served as
                                       Senior Vice President of Ascential Software, Inc., which was a subsidiary of Informix Corporation that was later merged into Ascential. Prior to Ascential's acquisition of Ardent in March, 2000, Mr. Fiore served as the Executive Vice
                                       President and General Manager of the data warehouse business unit of Ardent, which he joined in 1994.

John J. Gavin, Jr....................  Mr. Gavin is a director of Ascential. Mr. Gavin has held this position since October 2001. From February 2000 to
                                       December 2001, Mr. Gavin was the Senior Vice President and
                                       Chief Financial Officer to Cambridge Technology Partners,
                                       which was acquired by Novell, Inc. Before joining Cambridge
                                       Technology Partners, Mr. Gavin spent twelve years at Data
                                       General Corporation, ultimately serving as Vice President
                                       and Chief Financial Officer.

Peter Gyenes.........................  Mr. Gyenes has been a director, the Chairman of the Board of
                                       Directors, and the Chief Executive Officer of Ascential
                                       since July 2000. Prior to that, he was the Chairman,
                                       President, and Chief Executive Officer of Ardent Software,
                                       Inc., which he joined in 1996. Ascential acquired Ardent in
                                       March 2000.

*Robert McBride......................  Mr. McBride is a Vice-President and the Chief Financial
                                       Officer of Ascential. He is also a director of Purchaser.
                                       Prior to joining Ascential in June 2001, Mr. McBride worked for seventeen years in various positions at Data General
                                       (acquired by EMC Corporation), including Vice President,
                                       Chief Administrative Officer, Corporate Comptroller, and
                                       Corporate Treasurer. His tenure with Data General ended in
                                       January 2000.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                          MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
----                                          ----------------------------------------------
Robert M. Morrill....................  Mr. Morrill is a director of Ascential and has been in that position since March 2000. Since 1991, Mr. Morrill has been the general partner of Morrill Associates, L.P. Mr. Morrill was an investor in Ardent, and served on its Board from 1984 until March 1997. Mr. Morrill was also Ardent's Chief
                                       Executive Officer and President from March 1996 to March
                                       1997. Over the past fifteen years, Mr. Morrill has served as a Director on numerous private and public company boards.

*Scott N. Semel......................  Mr. Semel is a Vice-President, the General Counsel, and the
                                       Secretary of Ascential. He is also a director of Purchaser.
                                       Before joining Ascential in August 2001, Mr. Semel served as
                                       General Counsel and Secretary at NaviSite, Inc. from June
                                       2000 to July 2001, and at Designs, Inc. from December 1986 to February 2000.

William J. Weyand....................  Mr. Weyand is a director of Ascential. He has been a director since July 2002. Mr. Weyand is also the acting
                                       Chief Executive Officer of Pavilion Technologies, Inc.,
                                       which he joined in January 2003. From May 1997 to November
                                       2001, Mr. Weyand served as the Chairman and Chief Executive
                                       Officer of Structural Dynamics Research Corporation, which was sold to Electronic Data Systems in August, 2001.

     The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at the applicable address set forth below:

                        The Depositary for the Offer is:

                          (THE BANK OF NEW YORK LOGO)

           BY MAIL:             BY HAND OR OVERNIGHT DELIVERY:     FOR NOTICE OF GUARANTEED
                                                                           DELIVERY:
                                                                  (for Eligible Institutions
                                                                             only)
     The Bank of New York            The Bank of New York         By Facsimile Transmission:
 Tender & Exchange Department    Tender & Exchange Department-          (212) 815 -6433
        P.O. Box 11248                      11 West
     Church Street Station            101 Barclay Street             To Confirm Facsimile
    New York, NY 10286-1248       Receive and Deliver Window-         Transmission Only:
                                         Street Level                   (212) 815 -6212
                                      New York, NY 10286

     Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the other tender offer materials may be directed to the Information Agent at the address and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                [INNISFREE LOGO]

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022

                  Banks & Brokers Call Collect: (212) 750-5833
                   ALL OTHERS CALL TOLL FREE: (888) 750-5834

                      The Dealer Manager for the Offer is:

                            BEAR, STEARNS & CO. INC.
                               383 Madison Avenue
                            New York, New York 10179
                         Call Toll Free: (866) 260-3054